U.S. Securities and Exchange Commission
                  Washington, D.C. 20549
<P>
                       Form 10-SB
<P>
         General form for registration of securities of small business issuers under Section 12(b) or (g) of the Securities Exchange Act of 1934
<P>
                   i-Aerobids.com, Inc.
       (Name of Small Business Issuer in its charter)
<P>

              Delaware                             22-3698369
(State or other jurisdiction of      (I.R.S. Employer Identification No.)
 incorporation or organization)

<P>
             1221 Brickell Avenue, Suite 900
                 Miami, Florida 33131
    (Address of principal executive offices) (Zip Code)
<P>
                    (305)358-3678
              (Issuer's telephone number)
<P>
Securities to be Registered Under Section 12(b) of the Act:
                            None
<P>
Securities to be Registered Under Section 12(g) of the Act:
                          Common Stock
                         $.0001 Par Value
                        (Title of Class)
<P>
To simplify the language in this Registration Statement i-Aerobids.com, Inc. is referred to herein as "the Company" or"We".
<P>
                             Part I
<P>
Item 1. Description of Business.
<P>
i-Aerobids.com
<P>
Business Development.
<P>
We were incorporated under the name i-Aerobids.com, Inc. in
the State of Delaware on December 23, 1999, and are a wholly owned subsidiary of i-Incubator.com, Inc. (OTCBB: INQU).
<P>
We have not been involved in any bankruptcy, receivership or similar proceeding. We have not been involved in any
material reclassification, merger, consolidation, or
purchase or sale of a significant amount of assets not in
the ordinary course of business.
<P>
Business Overview.
<P>
i-Aerobids.com, Inc. ( the "Company" or "i-Aerobids") is a
development stage company that is developing a specialized
online trading website dedicated to bringing together buyers and sellers of aircraft and aircraft parts. The website will reside at www.i-Aerobids.comand will attempt to serve as a
centralized auction for buyers and sellers to meet,
negotiate sales, and finally consummate transactions
directly, thereby bypassing the time and expense of
intermediaries.  Anticipated sales will be conducted by a
traditional rising price auction (the highest bid wins), and will be hosted by the Company. The Company's goal is to
create a comprehensive airplane and plane parts services
site for individuals on both sides of the transaction, and
thus will offer additional value added services through
links to its anticipated strategic partners.  i-Aerobids may also achieve this goal by growing through acquisitions of
companies and businesses in complimentary industries.  In
addition to the auction, anticipated products offered through strategic partners may include: loans and financing
calculators,insurance and quote comparisons, airplane
appraisal services, content and research on aircraft models
and ownership, other luxury items and services, and image
hosting services for showing an airplane online.
<P>
Although it is anticipated that users will be required to
register prior to bidding, the Company does not plan to
charge for these services in order to attract a critical
mass of users to the site.  Revenues will be generated from
listing fees charged to airplane sellers, partnerships with
third-party value added providers and advertisers on our
site.
<P>
The Company's corporate offices are located at 1221 Brickell
Avenue, Suite 900, Miami, Florida 33131.  The Company's
corporate staff consists of one person, experienced in the
online market. The Company's telephone number is (305) 358-3678.
<P>
Industry Background
<P>
Growth of the Internet and Electronic commerce:
<P>
The Internet is a significant interactive global medium for
communication, information and commerce. It is enabling
millions of people worldwide to share information,
communicate and conduct business electronically. Growth is
being driven by the large and growing number of personal
computers ("PCs") installed in homes and offices, the
decreasing cost of PCs, easier, faster and cheaper access to the Internet, improvements in network infrastructure, the
proliferation of Internet content and the increasing
familiarity and acceptance of the Internet by businesses and consumers.
<P>
We believe the primary uses of the Internet as a medium of
electronic commerce are as follows:
<P>
Business-to-Person Applications
<P>
A growing number of businesses have been using the Internet
as a low-cost sales and distribution channel.  Business
commerce use of the Internet revolves around both business-
to-business and business-to-person transactions. We believe
that this interest in online commerce is fueled in part by:
<P>
Online Interactivity. Businesses can use the Internet to
interact with customers in a real-time personalized
transaction experience that provides the business with
significant marketing flexibility. On the Internet, a
business can frequently adjust its featured selections,
pricing and visual presentation. Also, these businesses can
display a larger number of products than a traditional
store-based or catalog retailer.
<P>
Global Scope of the Internet. Businesses that use the
Internet as a sales and marketing channel are able to reach
and serve a large and geographically diverse customer base
electronically from a central location. Also, businesses can easily obtain demographic and related customer data that
provides additional opportunities for direct marketing and
personalized services.
<P>
Decreased Sales Costs. Businesses that use the Internet can
access a global market without the high costs associated
with additional retail channels. Online retailers and
distributors do not have the burden of managing and
maintaining multiple retail stores or the significant
printing and mailing costs of catalogues.
<P>
Reduced Inventory Costs. Many businesses that use the
Internet are able to have products shipped to consumers
directly by the manufacturers. This reduces
inventory costs and decreases exposure to inventory obsolescence.
<P>
Person-to-Person Applications
<P>
Person-to-person trading has traditionally been conducted
directly through classified advertisements, collectibles
shows, garage sales and flea markets or through
intermediaries, such as auction houses and local dealer
shops. These markets are highly inefficient and their
fragmented, regional nature makes it difficult and expensive for buyers and sellers to meet, exchange information and
complete transactions. Also, the localized nature of these
markets results in a limited variety and breadth of goods
available in any one auction. An Internet-based trading
solution offers several advantages over traditional person-
to-person trading mediums, such as:
<P>
     - facilitating the meeting of buyers and sellers,
       listing items for sale, exchanging information,
       interacting with each other and consummating
       transactions.
<P>
     - allowing buyers and sellers to trade directly with
       one another, thereby bypassing traditional
       intermediaries and lowering costs for both parties.
<P>
     - providing a global marketplace, which gives buyers a
       broader selection of goods to purchase and sellers
       the opportunity to sell their goods efficiently to a
       wider base of buyers.
<P>
     - offering significant convenience, by allowing trading
       at all hours and providing continually-updated
       information.
<P>
We plan on offering person-to-person applications with
additional aviation portal services.
<P>
i-Aerobids.com Details
<P>
Acquiring Viewer Base
<P>
The first element of our business model is to try to
generate an audience/membership as quickly as possible. The
higher the number of viewers on our web site, the greater
our value becomes to potential members, clients and
strategic partners. This initiative will hinge on a
successful advertising campaign and public relations
strategy. The effort should be as targeted and cost
effective as possible, since this represents the Company's
largest cost allocation.  Preliminary advertising channels
have been identified, and we anticipate that a membership
can be attained.  The Company will try to attract
individuals who are interested in buying or selling a plane
or a part by providing a unique auction environment as well
as a comprehensive offering of aircraft purchasing and
selling services.
<P>
The Auction Process
<P>
Registering
<P>
-  Buyers
<P>
While any visitor to our website will be able to browse
through our service and view the products or parts listed
for auction, a user will first have to register with us in
order to bid on an item.  Users will register for free by
completing a registration form on our sign up page.  The
registration form records contact information, mailing
address and validates e-mail address.  The bidder will then
be given an identification number for use when bidding.
Once registered, a customer will be able to bid or buy
immediately on any of the listed auctions.
<P>
-  Sellers
<P>
Registration will be required for all individuals or agents
that want to post a product on our site.  Because there will be a fee charged for each listing, the user will have to
provide i-Aerobids with a valid credit card as well as a
verified mailing address and e-mail.
<P>
Navigating
<P>
Our site will contain a listing of product categories that
will allow for easy exploration of current auctions. Bidders will be able to search for specific airplanes by browsing
through a list of auctions within a category or subcategory
of planes or parts and then click through to a product page
for a detailed description of a particular item. Each
auction will be assigned a unique identifier so that users
can easily search for and track specific airplane auctions.
<P>
The site will also feature a search engine to provide our
users with the tools to find a desired model or part being
auctioned on our site.  Users will be able to search by
specific manufacturer, model, year, flying hours and
landings, price, location of the owner and/or by any
specific keyword searches. For example, if a user wanted to
find if we were auctioning off a Lear Jet built in1994, the
user could simply enter "1994" and "Lear Jet",and the search engine would create a list of these planes, including the
airplane identification number and the specific status of
the auction. The addition of the search engine will save our users valuable time when they have a specific plane or part
in mind.
<P>
Obtaining Information about an Aircraft or Airplane Part
<P>
On our website, customers will be able to obtain detailed
information on each aircraft or part up for bid. Each property features a specific page containing:
<P>
     - detailed aircraft/part description including
       manufacturer, model, year, flying hours and number of
       landings
     - full-color image of the product
     - location of the owner
     - pricing
     - specific owner conditions for the sale
     - length/expiration of auction time
     - bidding increments
     - the item identification number
     - the minimum bid
<P>
Bidding on a Product
<P>
-  The buyer
<P>
Once registered, it is anticipated that a customer will be
able to bid or buy at will. As bids are received, our
website will be instantly updated to display the current
high bidder's user name. If a user places a bid, and then
another member places a higher bid, the original bidder will receive an e-mail message from i-Aerobids notifying them
that they have been outbid, and will ask them if they would
like to make a higher bid.
<P>
i-Aerobids also plans to offer the "InstaBid" auction
feature, which will give users an automated bidding option.
The bidder will be asked to specify the maximum amount that
she would be willing to spend on a particular plane or part.
Once that amount is entered, the InstaBid feature would
monitor the bidding activity on that vehicle, and would
automatically enter higher bids for the user if her previous bid is matched or exceeded by another bidder, up to the
maximum dollar amount originally specified by the bidder.
This feature will allow potential users greater freedom and
time savings when participating in an auction.
<P>
-  The seller
<P>
At the start of the auction it is anticipated that each
seller/poster will have the option to specify the duration
of their auction (up to 30 days), the "reserve price" below
which he/she will not sell the product, and the specific
bidding increments.  If a bidder comes in with an
appropriate auction price above the minimum price, then the
seller/poster will receive the contact information of the
bidder, and will be free to pursue a direct transaction.
<P>
It is anticipated that once the Company brings together the
seller with the winning bidder, the transaction is performed between the two respective parties and does not involve the
Company.
<P>
Community
<P>
One of our main objectives will be to create a sense of
community amongst our users to draw large audiences,
encourage repeat visits and keep users engaged, while
protecting their privacy and consumer interests.  i-Aerobids is anticipating the creation of a system where each user of
the service will have an ability to post comments about
other users of the service directly into the target member's profile sections.  These profile sections may be viewed by
other members.  Users will be prevented from leaving
comments in their own profile.  For example if a bidder
recognizes the user name/or number of an individual or agent who has previously posted a jet for sale, and they have had
a negative experience with the individual, they can post
their comments into the sellers profile, and other bidders
can access these comments.  Conversely, if a seller has had
a positive experience with a bidder, they will be able to
post comments into the bidder's profile as well.  This
system will not only promote a sense of community on the
site, but may also serve as a deterrent for fraud and abuses.
<P>
Aviation Portal Products
<P>
The Company's goal is to create an integrated specialized
aviation portal for individuals on both sides of the
transaction, and offer a one-stop solution for most services related to buying or selling any type of aircraft or
aircraft part.  i-Aerobids anticipates that it will enter
into strategic relationships with the top providers of
aviation-related services and offer links from its site
directly to the home pages of our designated partners.
Through these anticipated affiliations, i-Aerobids hopes to
offer the following products and services to its members:
<P>
     1.  Loans and financing calculators will provide
         potential buyers with financing for the purchase.
     2.  Insurance and quote comparisons will provide owners
         or potential buyers with protection for their
         property, and will give them a chance to find the
         best rates.
     3.  Aircraft appraisal services will allow buyers and
         sellers to gauge the value of a specific airplane.
     4.  Image hosting services will allow potential plane
         sellers to showcase their product online and
         attract more bidders.
     5.  Aviation retailers will offer a one stop place for
         users' to shop for their aviation needs. In
         addition their will be a special model aircraft
         section, for hobby enthusiasts.
     6.  Shipping services will allow our users to send and
         receive the products they purchase.
<P>
Revenue
<P>
Listing Fees
<P>
It is anticipated that each seller will be charged a placement fee for each individual auction.  In the event
that an auction is unsuccessful, the seller will be offered
a reduced rate on each ensuing auction that is initiated for the same aircraft or part.  We anticipate selling listing
fees in bulk, and working with both individuals who wish to
sell their aircraft, as well as new and used aircraft
dealers with an extensive inventory of products that may be
auctioned on our site.
<P>
Strategic partners
<P>
The partnerships that we anticipate forming with on-line
service providers and merchants will include a link directly from our website directly to their home page. This type of
arrangement is mutually beneficial for both parties. It will provide, a one-stop access to a wide range of  services for
i-Aerobids's members, and at the same time bring new
customers and revenue to our partners. Because more value is usually placed on customers and revenue,it is anticipated
that the Company will be able to derive income from these
relationships via several different arrangements including
Cost Per Click ("CPC"), Cost Per Acquisition ("CPA") and/or
revenue sharing. Depending on the specifics of each partner
relationship, one or a combination of these compensation
methods may be used.  The following is a description of
each:
<P>
- Cost Per Click (CPC)
<P>
The intended increase in traffic to each third-party service provided by the Company will enable us to charge each
retailer a click-through rate, or a fee for each click
called a CPC. This rate will be determined on an
individualized basis with each partner.  The CPC rate is a
fee that is charged every time an i-Aerobids member clicks
on any link to another company's site. This method of
generating revenue is directly contingent upon how many
members we have, as the probability of an actual click
occurring becomes higher with more traffic on our site.
<P>
The CPC rate must be specific for each client or strategic
partner, based on their traffic needs.  The more existing
traffic there is on a site, the less valuable each click is
for them.  However, for a brand new site the need to
generate traffic is more immediate. Consequently, the more
established sites will be charged a lower CPC rate.
<P>
- Cost Per Acquisition (CPA)
<P>
In some instances we anticipate that it will make sense to
charge a flat fee for each new customer that we deliver to a strategic partner.  For example in the case of an insurance
partner, we anticipate receiving a flat fee for each closed
insurance policy.
<P>
- Revenue Sharing
<P>
For e-commerce partners, we anticipate asking for a fixed
percentage of revenues obtained through purchases made by
customers that are i-Aerobids members. The growing
memberships may provide opportunities for these businesses
to increase their on-line revenues.
<P>
The revenue arrangement will be determined by the strategic
partner's industry dynamics relative standing in their
respective industry, and marginal value that the partner
derives from additional customers and revenues.
<P>
Advertising on i-Aerobids.com
<P>
The anticipated traffic on the i-Aerobids  website will also allow for us to receive advertising sales revenues from
potential advertisers.  Advertising sales on i-Aerobids is a way that we can possibly generate revenue from a diverse
selection of marketplaces.  We intend to create a variety of different options and packages for companies that would
purchase advertising space on our site. These companies are
not limited to the aviation industry, but can come from a
variety of related industries including: major banks and
credit cards, retailers, the travel industry, fitness
products and gyms, restaurants and/or any industry that can
benefit from a group of consumers with significant potential spending power.
<P>
It is anticipated that these advertisements will be in the
format of click-on banners and buttons of varying sizes that will link the viewer directly to the advertisers' home page.
The pricing for these ads will be based on a CPM rate, or
cost per thousand impressions which the number of times the
ad appears on this site. The CPM rate is derived from the
number of exclusive viewers on a site at a given time, or
how many viewers will actually see the ad. Therefore, the
higher i-Aerobids' membership number, the more its
advertising space is in demand.  This further outlines our
initial priority to draft a large viewer base in order to
generate maximum profit from sale of our advertising space.
The CPMs i-Aerobids will charge are also dependent on our
members click through rates, and on the individual
advertiser.  Newer advertisers are willing to pay more for
each new customer and would pay a higher rate per click.
<P>
Future Revenue Opportunities
<P>
Future possibilities for generating income include strategic partnerships and/or acquisitions of other auction sites,
vertical integration into the aircraft dealership business,
horizontal integration into the businesses of our
anticipated partners (ie insurance, retail, imaging
services, etc), or agreements to be the host for other third party auctions.
<P>
Legislation
<P>
Government Regulation
<P>
The auction industry is not currently subject to direct
federal laws or regulations applicable to access to or
commerce on the Internet. However, due to the increasing
popularity and use of the Internet, it is possible that a
number of laws and regulations may be adopted with respect
to the Internet covering issues such as:
<P>
     - user privacy
     - freedom of expression
     - pricing
     - content and quality of products and services
     - taxation
     - advertising
     - intellectual property rights
     - information security
<P>
The adoption of any such laws or regulations might decrease
the rate of growth of Internet use, which in turn could
decrease the demand for our services, increase the cost of
doing business or in some other manner have a material
adverse effect on our business, financial condition and
operating results. In addition, applicability to the
Internet of existing laws governing issues such as property
ownership, copyrights and other intellectual property
issues, taxation, libel, obscenity and personal privacy is
uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies and,
as a result, do not contemplate or address the unique issues of the Internet and related technologies.
<P>
State Laws
<P>
Several states have proposed legislation that would limit
the uses of personal user information gathered online or
require online services to establish privacy policies.
Changes to existing laws or the passage of new laws intended to address these issues could create uncertainty in the
marketplace that could reduce demand for our services or
increase the cost of doing business as a result of
litigation costs or increased service delivery costs,
adversely affecting our business, financial condition and
operating results. In addition, because our services are
accessible worldwide, and we facilitate the sale of goods to users worldwide, other jurisdictions may claim that we are
required to comply with their laws, or to qualify to do
business as a foreign corporation in a particular state or
foreign country.
<P>
Competition
<P>
There are several direct competitors in this industry, but
we believe that there is enough current demand to support
another entrant. The competitors include but are not limited to:
<P>
          -Trade Days International, Inc. which auctions off
           used airplanes from small commuter planes to
           large commercial jet transports, engines, and
           accessories.
          -Partsbase.com offers aviation auction and an e-
           commerce marketplace for the aviation, aerospace
           and defense industries.
          -Jetplane.com offers interactive classifieds for
           buying & selling aircraft, airplanes, helicopters
           & aircraft parts worldwide; including prop
           airplanes, business jets & transport
<P>
In the future, the Company may encounter competition from
other aircraft auctions that are still in the process of
constructing their websites, but are showing a future
commitment to e-commerce for their business.  Some of the
Company's competitors, as well as a number of potential new
competitors, have significantly greater financial, technical and marketing resources than the Company.  There can be no
assurance that the Company's competitors will not develop
Internet or aircraft products and services that are superior to those of the Company or that achieve greater market
acceptance than the Company's offerings.
<P>
The Company may also compete with online services and other
website operators as well as traditional off-line auctions
for a share of advertisers' total advertising budgets. There can be no assurance that the Company will be able to compete successfully against its current or future competitors or
that competition will not have a material adverse effect on
the Company's business, results of operations and financial
condition.
<P>
Employees
<P>
At November 1, 2000, the Company employed one person. In
addition, depending on client demand, the Company will
utilize manpower agencies to contract between additional
persons on a temporary, part-time basis. None of the
Company's employees are represented by a labor union. The
Company believes that its relations with its employees are
good.
<P>
Risk Factors
<P>
Limited Operating History/Anticipated Losses.
<P>
The Company was incorporated in Delaware on December
23,1999and has not generated any revenues to date.  The
Company has no significant assets or financial resources.
The Company has been engaged solely in start-up activities
and has not commenced material operations in its core
business of providing specialized online person-to-person
trading website dedicated to bringing together of aircraft
and aircraft parts sellers and buyers.  The likelihood of
the success of the Company must be considered in light of
the problems, expenses, difficulties, complications and
delays frequently encountered by a small developing company
starting a new business enterprise and the highly
competitive environment in which the Company will operate.
To address these risks, the Company must, among other
things, respond to competitive developments; continue to
attract, retain and motivate qualified persons, research and develop new technology; and commercialize services
incorporating such technologies.  There can be no assurance
the Company will be successful in addressing these risks or
any other risks.  The Company has not been in business long
enough to make a reasonable judgment as to its future
performance.  There can be no assurance the Company will be
able to successfully implement its business plan, generate
sufficient revenue to meet its expenses, operate profitably
or be commercially successful.
<P>
The Company anticipates incurring losses during its initial
stages of development and expansion.  There can be no
assurance that the Company will be successful in obtaining
revenues in amounts necessary to fund its operations,
implement its business strategy or fund possible
acquisitions.
<P>
Need for Additional Funds
<P>
The Company's capital requirements to implement its business strategy will be significant. The Company will need
additional funds from loans and/or the sale of equity
securities.  Furthermore, the Company intends to effect
future acquisitions with cash and the issuance of debt and
equity securities.  The cost of anticipated acquisitions may
require the Company to seek additional financing.   The
Company anticipates requiring additional funds in order to
fully implement its business plan to significantly expand
its operations.  No assurance can be given that such funds
will be available or, if available, will be on commercially
reasonable terms satisfactory to the Company. There can be
no assurance that the Company will be able to obtain
financing if and when it is needed on terms the Company
deems acceptable.  The inability of the Company to obtain
financing would have a material adverse effect on the
Company's ability to implement its acquisition strategy, and as a result, could require the Company to diminish or
suspend its acquisition strategy.
<P>
Acquisition Related Risks
<P>
The Company intends, as part of its business strategy to
acquire other businesses which are in the industry.
Management is unable to predict whether or when any
prospective acquisitions will occur or the likelihood of a
material transaction being completed on favorable terms and
conditions. The Company's ability to finance acquisitions
may be constrained by, among other things, its ability to
raise additional capital or obtain debt financing. Although
the Company has no current plans to incur debt financing,
the terms of any future debt financings may significantly
limit the Company's ability to incur indebtedness in
connection with other acquisitions. In addition,
acquisitions of other companies commonly involve certain
risks, including, among others: the difficulty of
assimilating the acquired operations and personnel; the
potential disruption of the Company's ongoing business and
diversion of resources and management time; the possible
inability of management to maintain uniform standards,
controls, procedures and policies; the risks of entering
markets in which the Company has little or no direct prior
experience; and the potential impairment of relationships
with employees or customers as a result of changes in
management.
<P>
There can be no assurance that the Company will be able to
identify, acquire or profitably manage additional companies
or successfully integrate the operations of additional
companies into those of the Company without encountering
significant delays, costs or other problems.  The Company
may compete for expansion and acquisition opportunities with other companies who may have greater financial and other
resources than the Company. There can be no assurance that
any acquisition will be made, that the Company will be able
to obtain additional financing needed to finance such
acquisitions and, if any acquisitions are so made, that the
acquired business will be successfully integrated into the
Company's operations or that the acquired business will
perform as expected. The Company has no definitive agreement with respect to any acquisition, although from time to time
it has discussions with other companies and assesses
opportunities on an ongoing basis.
<P>
The Company may also enter into joint venture transactions.
These transactions present many of  the same risks involved
in acquisitions and may also involve the risk that other
joint venture partners may have economic, business or legal
interests or objectives that are inconsistent with those of
the Company. Joint venture partners may also be unable to
meet their economic or other obligations, thereby forcing
the Company to fulfill these obligations.
<P>
Government Regulation
<P>
The Company's services are subject to significant regulation at the federal, state and local levels. Delays in receiving
required regulatory approvals or the enactment of new
adverse regulation or regulatory requirements may have a
material adverse effect upon the Company.
<P>
Government regulation and legal uncertainties could add
additional costs to doing business on the Internet. There
are currently few laws or regulations that specifically
regulate communications or commerce on the Internet.
However, laws and regulations may be adopted in the future
that address issues such as user privacy, pricing and the
characteristics and quality of products and services. For
example, the Telecommunications Act of 1996sought to
prohibit transmitting various types of information and
content over the Internet. Several telecommunications
companies have petitioned the Federal Communications
Commission to regulate Internet service providers and
on-line service providers in a manner similar to long distance telephone carriers and to impose access fees on those
companies. This could increase the cost of transmitting data over the Internet. Moreover, it may take years to determine
the extent to which existing laws relating to issues such as intellectual property ownership, libel and personal privacy
are applicable to the Internet. Any new laws or regulations
relating to the Internet or any new interpretations of
existing laws could adversely affect our business.
<P>
Probable Change in Control of Management
<P>
A business combination involving the issuance of the
Company's common stock will, in all likelihood, result in
shareholders of another company obtaining a controlling
interest in the Company. Any such business combination may
require shareholders of the Company to sell or transfer all
or a portion of the Company's common stock held by them. The resulting change in control of the Company will likely
result in removal of the present officer and director of the
Company and a corresponding reduction in or elimination of
his/her participation in the future affairs of the Company.
<P>
Need for Additional Management
<P>
We require additional management, middle management and
technical personnel. Our business is dependent on continued
services of our key personnel, particularly, Jamee M.
Kalimi, our President and Secretary. However, in order to
implement an expanded website program, we must hire
additional management and middle management and technical
personnel. We may be unable to retain our key employees or
attract, assimilate or retain other highly qualified
employees. We have experienced, and we expect to
continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. There is
significant competition for qualified employees in the
computer programming and Internet industries. If we do not
succeed in attracting new personnel or retaining and
motivating our current personnel, our business will be
adversely affected.
<P>
Liability
<P>
We could face liability for information contained on and
communications made through our website. We may be subject
to claims for defamation, negligence, copyright or trademark infringement, personal injury or other legal theories
relating to the information we publish on our website. These types of claims have been brought, sometimes successfully,
against on-line services as well as other print publications in the past. Based on links we provide to other websites, we could also be subject to claims based upon on-line content
we do not control that is accessible from our website.
Claims may also be based on statements made and actions
taken as a result of participation in our chat rooms or as a result of materials posted by citizens on news groups at our website. These claims could result in substantial costs and
a diversion of our management's attention and resources,
regardless of whether we are successful. Our insurance,
which covers commercial general liability, may not
adequately protect us against these types of claims.
<P>
We may incur product liability for products sold over the
Internet. Consumers may sue us if products that we sell
online or which are purchased through our website are
defective or injure the user. This type of claim could
require us to spend significant time and money in litigation or to pay significant damages. As a result, any legal
claims, whether or not successful, could seriously damage
our reputation and our business.
<P>
We cannot insure that we can provide our users with a secure environment. Our website is vulnerable to physical or
electronic break-ins, viruses or other problems that affect
websites and Internet communication and commerce generally.
As e-commerce becomes more prevalent, our customers may
become more concerned about security. Although we believe
that we can implement reasonable security precautions,
security systems can and are sometimes circumvented. The
circumvention of our security measures may result in the
misappropriation of proprietary information, such as credit
card information, or interruptions of our operations. Any
security breaches could damage our reputation and expose us
to a risk of loss or liability. We may be required to make
significant investments in our efforts to protect against
and to remedy security breaches. Our failure to address
security concerns adequately could materially and adversely
affect our business, financial condition and operating
results.
<P>
Competition
<P>
Because of our small size, we may have difficulty in
competing with major computer, software and Internet
companies. All aspects of the Internet market are new,
rapidly evolving and intensely competitive, and we expect
competition to intensify in the future. Barriers to entry
are low, and current and new competitors can easily launch
new websites at a relatively low cost using commercially-
available software. Our present competitors include
nationally-known companies, that have expertise in computer
and Internet technology, and a number of other small
companies, including those that serve specialty markets.
Other major companies have the financial and technical
ability to compete aggressively in the market for three-
dimensional software products on the Internet. Many, if not
all, of these companies have longer operating histories,
larger customer bases, greater brand recognition in other
business and Internet markets and significantly greater
financial, marketing, technical and other resources than we
have. Competitive pressures created by any one of these
companies, or by our competitors collectively, could have a
material adverse effect on our business, results of
operations and financial condition, and we can give no
assurance that we will be able to compete successfully
against current and future competitors.
<P>
We may be unable to respond to the rapid technological
change in our industry. The computer and Internet industries are characterized by rapidly changing technologies, frequent new product and service introductions and evolving industry
standards. There cent growth of the Internet and intense
competition in our industry make these market
characteristics more pronounced. Our future success will
depend on our ability to adapt to rapidly changing
technologies by continually improving the performance
features and reliability of our services. We may experience
difficulties that could delay or prevent the successful
development, introduction or marketing of new products and
services. In addition, any enhancements must meet the
requirements of our current and prospective users and must
achieve significant market acceptance. We could also incur
substantial costs if we need to modify our service or
infrastructures to adapt to these changes. The failure to
offer the most current technologies could have a material
adverse effect upon our business. Furthermore, if three-
dimensional Internet standards evolve in a manner which is
incompatible with out technology, we may not be able to
market our technology.
<P>
Item 2. Management Discussion and Analysis and Plan of
Operation
<P>

                       For the Nine Months     From December 23, 1999
                              ended                 (inception)
                       September 30, 2000       to December 31, 1999
                      -------------------------------------------------
Development Stage Revenues       $    0         $              0
<p>
Development Stage Expenses       (3,645)                  (3,600)
<P>
Deficit Accumulated During
Development Stage                (3,645)                  (3,600)
<P>

<P>
The following discussion and analysis should be read in conjunction with the financial statements of the Company and the accompanying notes appearing subsequently under the caption "Financial Statements." The following discussion and analysis contains forward-looking statements, which involve risks and uncertainties. The Company's actual results may differ significantly from the results, expectations and plans discussed in these forward-looking statements.
<P>
During the past nine months, the Company has spent considerable time and capital resources defining and developing its strategic plan for delivering and operating on line sales and auction technology.
<P>
Development Stage Revenues
<P>
The Company's operations have been devoted primarily to raising capital for creation of the i-Aerobids website and advertising. i-Aerobids.com, Inc. was incorporated in Delaware on December 23, 1999. Jamee M Kalimi is the President, Secretary and sole Director of i-Aerobids.com,Inc.
<P>
I-Incubator.com, Inc. shall remain the parent company of i-Aerobids.com Inc. i-Incubator.com, Inc. owns
10,000,000shares of common stock of i-Aerobids.com, Inc.
valued at $.0001 per share.
<P>
The ability of the Company to achieve its business objectives is contingent upon it success in raising additional capital until adequate revenues are realized from operations.
<P>
Development Stage Expenses
<P>
Development stage expenses increased by $45 or 1.2% from the initial short year ended December 31, 1999. This increase was primarily due to the payment for licenses and taxes. In addition, we have utilized funds engaging various consulting and managerial services in search of licensing, corporate acquisitions and developing a corporate web site.
<P>
Liquidity and Capital Resources
<P>
Despite capital contributions and related party loans, the Company from time to time experienced cash flow shortages that have slowed the Company growth. During 2000,the consequences of those cash flow shortages has been an increase of accrued expenses and stockholder loans, bringing those figures to $7,245 and $5,000 respectively at September 30, 2000.
<P>
The Company has primarily financed its activities from loans from a related party. A significant portion of the loans has been used to cover working capital needs such as office expense and various consulting and professional fees.
<P>
The Company continues to experience cash flow shortages, and anticipates this continuing through the foreseeable future. Management believes that additional funding will be necessary in order for it to continue as a going concern.
The Company is investigating several forms of private debt and/or equity financing, although there can be no assurances that the Company will be successful in procuring such financing or that it will be available on terms acceptable to the Company.
<P>
Item 3. Description of Property.
<P>
The Company presently shares office space with i-Incubator.com, Inc., the sole shareholder of the Company, in a building located at 1221 Brickell Avenue, Suite 900,Miami, Florida. The facility is leased pursuant to a month to month lease. The primary tenant is Atlas Equity Group, Inc. Atlas Equity Group, Inc. subleases the facility to i-Incubator
 .com, Inc. Atlas Equity and its sole shareholder, Michael D. Farkas are the principal shareholders of i-Incubator
 .com, Inc., the parent company of i-Aerobids. The landlord is not affiliated with us. No rent is being charged to the Company. We believe that this space is sufficient for us at this time.
<P>
Item 4. Security Ownership of Certain Beneficial Owners and
        Management.
<P>
As of October 31, 2000, there were 10,000,000 shares of our common stock, $0.0001 par value issued and outstanding. The following tabulates holdings of our shares of common stock by each person who, as of October 31, 2000,holds of record or is known by management to own beneficially more than 5% of our common shares and, in addition, by all of our directors and officers individually and as a group. Each named beneficial owner has sole voting and investment power with respect to the shares set forth opposite their name.
<P>
Security Ownership of Beneficial Owners (1)(2):

Title of Class     Name & Address            Amount     Percent
----------------------------------------------------------------------
Common Stock     i-Incubator.com, Inc.(2)   10,000,000    100.00%
                 1221 Brickell Avenue
                 Suite 900
                 Miami, FL 33131
<P>
Security Ownership of Management (3):
<P>
Title of Class     Name & Address             Amount     Percent
----------------------------------------------------------------------
Common Stock       Jamee M. Kalimi                    0        0
                   3314 Oak Drive
                   Hollywood, Florida
<P>
All directors and executive00%
officers as a group (2 persons)

<P>
(1) Pursuant to Rule 13-d-3 under the Securities Exchange
Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable community property laws.
<P>
(2) Michael D. Farkas, through his affiliated entities, is the principal shareholder of i-Incubator.com, Inc.
<P>
(3) This table is based upon information obtained from our stock records. Unless otherwise indicated in the footnotes to the above table and subject to community property laws where applicable, we believe that each shareholder named in the above table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.
<P>
Item 5. Directors, Executive Officers, Promoters and Control
        Persons.
<P>
Jamee M. Kalimi, 32, has been President, Secretary and sole Director of the Company since inception. She is a marketing and telecommunications expert with a strong ability to create new strategies and business plans. Since 1998, Ms. Kalimi has been President and Director of i-Incubator.com, Inc. a publicly traded company listed on the OTC Electronic Bulletin Board and the parent company of i-Aerobids.com, Inc. (OTCBB: INQU). Ms. Kalimi is also President of i-Antique Auction.com, Inc. and i-CarAuction.com, Inc. and is Vice President and Secretary of i-Teleco.com, Inc. and i-Realty Auction.com. Ms. Kalimi has been heavily involved in the telecommunications industry since 1990, specializing in pay per call services and the marketing of such services.
She has an active real estate license in the State of Florida which was obtained in 1995. Prior to working for us, she was an assistant to the President of Atlas Equity Group, Inc. from February 1998 to October 1998. She worked as a Real Estate Sales and Leasing Manager for Sclar Realty from April 1996 to February 1998 and President of AvJam Communications, Inc. from January 1994 to April 1996.
<P>
All officers and directors listed above will remain in office until the next annual meeting of our stockholders, and until their successors have been duly elected and qualified. There are no agreements with respect to the election of Directors. We have not compensated our Directors for service on our Board of Directors, any committee thereof, or reimbursed for expenses incurred for attendance at meetings of our Board of Directors and/or any committee of our Board of Directors. Officers are appointed annually by our Board of Directors and each Executive
Officer serves at the discretion of our Board of Directors.
We do not have any standing committees.
<P>
None of our Officers and/or Directors have filed any bankruptcy petition, been convicted of or been the subject of any criminal proceedings or the subject of any order, judgment or decree involving the violation of any state or federal securities laws within the past five (5)years.
<P>
Item 6. Executive Compensation.
<P>

Name            Position             Year       Salary    Bonus    Other Stock  Options
Jamee M. Kalimi Pres/Sec/Dir         2000        $0         0           0          0

<P>
Our shareholders may in the future determine to pay
Director's fees and reimburse Directors for expenses related to their activities.
<P>
Item 7. Certain Relationships and Related Transactions.
<P>
The Company presently shares office space with i-Incubator.com, Inc., the sole shareholder of the Company, in a building located at 1221 Brickell Avenue, Suite 900,Miami,
Florida.  The facility is leased pursuant to a month to
month lease.  The primary tenant is Atlas Equity Group, Inc.
Atlas Equity Group, Inc. subleases the facility to i-Incubator
 .com, Inc.  Atlas Equity and its sole shareholder,
Michael D. Farkas are the principal shareholders of i-Incubator
 .com, Inc., the parent company of i-Aerobids.   The
landlord is not affiliated with us.  No rent is being
charged to the Company.  We believe that this space is
sufficient for us at this time.
<P>
We have not and do not intend to enter into any additional
transactions with our management or any nominees for such
positions. We have not and do not intend to enter into any
transactions with our beneficial owners. We are a subsidiary of a parent company, i-Incubator.com, Inc. Since inception,
we have not entered into any transactions with promoters
other than our sole officer and director, Jamee M. Kalimi.
<P>
i-Aerobids has executed two (2) promissory notes with Atlas
Equity Group, Inc. ("Atlas Equity") for a total of$5,000
which Atlas Equity loaned to the Company.  On October 25,
2000, Atlas Equity loaned $3,000 which is payable on January
24, 2001 and is accruing interest a the rate of ten (10%)
percent per annum.  On November 10,2000, Atlas Equity loaned
$2,000 which is payable on February 9, 2001 and is accruing
interest at the rate of ten (10%)percent per annum.   Atlas
Equity and its sole shareholder, Michael D. Farkas are the
principal shareholders of i-Incubator.com,Inc., the parent
company of i-Aerobids.
<P>
Our management is involved in other business activities and
may, in the future become involved in other business
opportunities. If a specific business opportunity becomes
available, such persons may face a conflict in selecting
between our business and their other business interests. We
have not and do not intend in the future to formulate a
policy for the resolution of such conflicts.
<P>
Item 8. Description of Securities.
<P>
Qualification.
<P>
The following statements constitute brief summaries of our
Articles of Incorporation and Bylaws, as amended. Such
summaries do not purport to be complete and are qualified in their entirety by reference to the full text of our Articles of Incorporation and Bylaws.
<P>
Common Stock.
<P>
Our Articles of Incorporation authorizes us to issue up
to50,000,000 Common Shares, $0.0001 par value per common
share and no Preferred Shares.  As of October 31,2000,there
are 10,000,000 shares of our common stock outstanding. All
outstanding Common Shares are legally issued, fully paid and non-assessable.
<P>
Liquidation Rights.
<P>
Upon our liquidation or dissolution, each outstanding Common
Share will be entitled to share equally in our assets
legally available for distribution to shareholders after the payment of all debts and other liabilities.
<P>
Dividend Rights.
<P>
We do not have limitations or restrictions upon the rights
of our Board of Directors to declare dividends, and we may
pay dividends on our shares of stock in cash, property, or
our own shares, except when we are insolvent or when the
payment thereof would render us insolvent subject to the
provisions of the Delaware Statutes. We have not paid
dividends to date, and we do not anticipate that we will pay any dividends in the foreseeable future.
<P>
Voting Rights.
<P>
Holders of our Common Shares are entitled to cast one vote
for each share held of record at all shareholders meetings
for all purposes.
<P>
Other Rights.
<P>
Common Shares are not redeemable, have no conversion rights
and carry no preemptive or other rights to subscribe to or
purchase additional Common Shares in the event of a
subsequent offering.
<P>
There are no other material rights of the common
shareholders not included herein. There is no provision in
our charter or by-laws that would delay, defer or prevent a
change in control of us. We have not issued debt securities.
<P>
                       Part II
<P>
Item 1. Market Price of and Dividends on the Registrant's
       Common Equity and Other Shareholder Matters.
<P>
There is no established public trading market for our
securities.  After this document is declared effective by
the Securities and Exchange Commission, we currently intend
to seek a listing on the OTC Electronic Bulletin Board in
the United States. Our shares can not trade on the OTC
Bulletin Board until all SEC comments relating to this Form
10 have been resolved.  Our shares are not and have not been listed or quoted on any exchange or quotation system.
<P>
At October 31, 2000, there were 10,000,000 shares of our
common stock issued and outstanding.  We have never paid
dividends on our shares. We currently intend to retain
earnings for use in our business and do not anticipate
paying any dividends in the foreseeable future.
As of the date of this registration, we had one (1) holder
of record of our common stock. We currently have one class
of common stock outstanding.
<P>
Certain securities herein are restricted securities as
defined under Rule 144 of the Securities Act of 1933 and may only be sold under Rule 144 or otherwise under an effective
registration statement or an exemption from registration, if available. Rule 144 generally provides that a person who has satisfied a one year holding period for the restricted securities and is not an affiliate of us may sell such
securities subject to the Rule 144 provisions. Under Rule
144, directors, executive officers, and persons or entities
they control or who control them may sell shares that have
satisfied the one year holding period for the restricted
securities in an amount limited to, in any three-month
period, the greater of 1% of our outstanding shares of
common stock or the average of the weekly trading volume in
our common stock during the four calendar weeks preceding a
sale. All sales under Rule144 must also be made without
violating the manner-of-sale provisions, notice
requirements, and the availability of public information
about us. A sale of shares by such security holders, whether under Rule 144 or otherwise, may have a depressing effect
upon the price of our common stock in any market that might
develop.
<P>
Penny Stock Considerations.
<P>
Broker-dealer practices in connection with transactions
in"penny stocks" are regulated by certain penny stock rules
adopted by the Securities and Exchange Commission. Penny
stocks generally are equity securities with a price of less
than $5.00. Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from
the rules, to deliver a standardized risk disclosure
document that provides information about penny stocks and
the risks in the penny stock market. The broker-dealer also
must provide the customer with current bid and offer
quotations for the penny stock, the compensation of the
broker-dealer and its salesperson in the transaction, and
monthly account statements showing the market value of each
penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a
transaction in a penny stock, the broker-dealer make a
special written determination that the penny stock is a
suitable investment for the purchaser and receive the
purchaser's written agreement to the transaction.
<P>
These disclosure requirements may have the effect of
reducing the level of trading activity in the secondary
market for a stock that becomes subject to the penny stock
rules. Our shares will likely be subject to such penny stock rules, and our shareholders will, in all likelihood, find it difficult to sell their securities.
<P>
No market exists for our securities and there is no
assurance that a regular trading market will develop, or if
developed will be sustained. A shareholder, in all
likelihood, therefore, will not be able to resell the
securities referred to herein should he or she desire to do
so. Furthermore, it is unlikely that a lending institution
will accept our securities as pledged collateral for loans
unless a regular trading market develops. There are no
plans, proposals, arrangements or understandings with any
person in regard to the development of a trading market in
any of our securities.
<P>
Item 2. Legal Proceedings.
<P>
We are not a party to any pending legal proceeding, and we
are not aware of any contemplated legal proceeding by a
governmental authority involving us.
<P>
Item 3. Changes in and Disagreements with Accountants.
<P>
During the two most recent fiscal years and the subsequent
interim period, we have had no disagreement, resignation or
dismissal of the principal independent accountant for the
Company. Our accountant at this time is John Abitante, CPA
of Berenfeld, Spritzer, Shechter & Sheer, 7700 N. Kendall
Drive, Suite 805, Miami, Florida 33156.
<P>
Item 4. Recent Sales of Unregistered Securities.
<P>
The following sets forth information relating to all of our
previous sales of securities which were not registered under the Securities Act of 1933.
<P>
i-Aerobids.com, Inc. was incorporated in the State of
Delaware on December 23, 1999 as a wholly owned subsidiary
of i-Incubator.com, Inc. and 100,000 shares were issued to
i-Incubator.com, Inc. in reliance on the exemption under
Section 4(2) of the Securities Act of 1933, as amended(the
"Act").  Such shares met the requirements for this exemption since i-Incubator.com, Inc. was qualified in terms of
financial sophistication and had access to material
information about the Company.  On October 10, 2000, the
sole shareholder and sole director of i-Aerobids.com, Inc.
authorized a 100,000 for 1 forward stock split increasing
the amount of outstanding shares owned by i-Incubator.com,
Inc., the sole shareholder, to 10,000,000 shares.
<P>
We have never utilized an underwriter for an offering of our securities. Other than the securities mentioned above, we
have not issued or sold any securities.
<P>
Item 5. Indemnification of Directors and Officers.
<P>
Our Articles of Incorporation provide that, to the fullest
extent permitted by law, none of our directors or officers
shall be personally liable to us or our shareholders for
damages for breach of any duty owed to us or our
shareholders. In addition, we shall have the power, by our
by-laws or in any resolution of our stockholders or
directors, to undertake to indemnify the officers and
directors of ours against any contingency or peril as may be determined to be in our best interest and in conjunction
therewith, to procure, at our expense, policies of
insurance.
<P>
                       PART F/S
<P>
<P>
                    i-AEROBIDS.COM, INC.
<P>
               (A DEVELOPMENT STAGE COMPANY)
<P>
                   FINANCIAL STATEMENTS
<P>
                   SEPTEMBER 30, 2000
<P>
                    TABLE OF CONTENTS
<P>
BALANCE SHEETS                                           2
<P>
STATEMENT OF OPERATIONS                                  3
<P>
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY             4
<P>
STATEMENT OF CASH FLOWS                                5-6
<P>
NOTES TO FINANCIAL STATEMENTS                         7-13
<P>

                              i-AEROBIDS.COM, INC.
<P>
                         (A DEVELOPMENT STAGE COMPANY)
<P>
                                BALANCE SHEETS
<P>
                                    ASSETS
                                  (UNAUDITED)          (AUDITED)
                              SEPTEMBER 30,           DECEMBER 31,
                                    2000                  1999
                            ------------------------------------------
CURRENT ASSETS:
<P>
Cash                           $           0          $         0
                            ------------------------------------------
TOTAL ASSETS                   $           0          $         0
<P>
LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)
<P>
CURRENT LIABILITIES:
<P>
     Accrued expenses payable          7,000                3,500
     Loan and advances payable
       - related parties                 145                    0
                              -----------------------------------------
       Total Current Liabilities       7,145                3,500
<P>
STOCKHOLDER'S EQUITY (DEFICIT):
<P>
     Common Stock,  $.0001 par value,
      50,000,000 shares authorized,
      10,000,000 shares issued and
      outstanding                      1,000                1,000
     Additional paid-in capital         (900)             (18,900)
     Deficit accumulated during
      the development stage           (7,245)              (3,600)
                              ------------------------------------------
      Total Stockholder's Equity
       (Deficit)                      (7,145)              (3,500)
                              ------------------------------------------
TOTAL LIABILITIES AND
  STOCKHOLDER'S EQUITY (DEFICIT)$          0         $          0
                              ==========================================
<P>
The accompanying notes are an integral part of these financial statements

<P>

                                  i-AEROBIDS.COM, INC.
<P>
                            (A DEVELOPMENT STAGE COMPANY)
<P>
                               STATEMENTS OF OPERATIONS
                                  (UNAUDITED)          (UNAUDITED)          (UNAUDITED)
                                 FOR THE NINE          FOR THE NINE        FOR THE PERIOD
                                 MONTHS ENDED          MONTHS ENDED     DECEMBER 23, 1999
                                 SEPTEMBER 30,         SEPTEMBER 30,      (INCEPTION) TO
                                     2000                 1999          SEPTEMBER 30, 2000
                             -------------------------------------------------------------
DEVELOPMENT STAGE REVENUES       $          0          $           0     $             0
<P>
DEVELOPMENT STAGE EXPENSES:
     Accounting                         2,500                      0               5,000
     Consulting fees                        0                      0                 100
     Legal fees                         1,000                      0               2,000
     Licenses and taxes                   145                      0                 145
                             ------------------------------------------------------------
Total development stage expenses        3,645                      0               7,245
                             ------------------------------------------------------------
DEFICIT ACCUMULATED DURING
     THE DEVELOPMENT STAGE     $       (3,645)          $          0          $   (7,245)
                            =============================================================
LOSS PER SHARE:
     Basic                     $      (0.0004)                N/A             $  (0.0007)
                            =============================================================
     Diluted                            N/A                    N/A                  N/A
                            =============================================================
<P>
Weighted-average of common
     shares outstanding            10,000,000                  N/A            10,000,000
                            =============================================================
<P>
The accompanying notes are an integral part of these financial statements

<P>

                                  i-AEROBIDS.COM, INC.
<P>
                            (A DEVELOPMENT STAGE COMPANY)
<P>
                  STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY (DEFICIT)
<P>
            FOR THE PERIOD DECEMBER 23, 1999 (INCEPTION) TO SEPTEMBER 30, 2000
                                                                     DEFICIT
                                                                     ACCUMULATED
                                                    ADDITIONAL       DURING THE
                              COMMON STOCK          PAID-IN          DEVELOPMENT
                          SHARES          AMOUNT    CAPITAL          STAGE          TOTAL
                         -----------------------------------------------------------------
Balance, December 23, 1999
     (inception)                  0       $      0   $          0     $      0    $     0
<P>
Common stock issued to related
 party for management
 services                10,000,000          1,000           (900)           0        100
<P>
Deficit accumulated during the
 development stage for the
 period December 23, 1999
 (inception)
 to December 31, 1999             0              0              0       (3,600)    (3,600)
                         -----------------------------------------------------------------
Balance,
 December 31, 1999       10,000,000          1,000           (900)      (3,600)    (3,500)
<P>
Deficit accumulated during the
 development stage for the nine
 months ended September 30 2000   0              0              0       (3,645)    (3,645)
                         -----------------------------------------------------------------
Balance,
 September 30, 2000      10,000,000        $ 1,000       $   (900)     $(7,245)   $(7,145)
                         =================================================================
<P>
The accompanying notes are an integral part of these financial statements

<P>

                                 i-AEROBIDS.COM, INC.
<P>
                          (A DEVELOPMENT STAGE COMPANY)
<P>
                             STATEMENTS OF CASH FLOWS
<P>
                          INCREASE (DECREASE) IN CASH
                               (UNAUDITED)          (UNAUDITED)          (UNAUDITED)
                               FOR THE NINE         FOR THE NINE         FOR THE PERIOD
                               MONTHS ENDED         MONTHS ENDED        DECEMBER 23, 1999
                               SEPTEMBER 30,        SEPTEMBER 30,        (INCEPTION) TO
                                  2000                  1999           SEPTEMBER 30, 2000
                        -----------------------------------------------------------------
OPERATING ACTIVITIES:
<P>
  Deficit accumulated during the
   development stage          $  (3,645)           $            0        $        (7,245)
<P>
  Adjustments to reconcile net loss to
   net cash used by operations:
     Consulting                       0                         0                    100
     Increase in accrued
      expenses                    3,500                         0                  7,000
                           --------------------------------------------------------------
      Net Cash Used for
      Operating Activities         (145)                        0                   (145)
                           --------------------------------------------------------------
INVESTING ACTIVITIES:
     Net Cash Used for
      Investing Activities            0                         0                      0
<P>
FINANCING ACTIVITIES:
     Loans and advances payable
       related parties              145                         0                    145
                           --------------------------------------------------------------
     Net Cash Provided by
       Financing Activities         145                         0                    145
                           --------------------------------------------------------------
INCREASE (DECREASE) IN CASH           0                         0                      0
                           --------------------------------------------------------------
CASH, BEGINNING OF PERIOD             0                         0                      0
                           --------------------------------------------------------------
CASH, END OF PERIOD           $       0             $           0          $           0
                           ==============================================================
<P>
The accompanying notes are an integral part of these financial statements

<P>
                     i-AEROBIDS.COM, INC.
<P>
               (A DEVELOPMENT STAGE COMPANY)
<P>
                  STATEMENTS OF CASH FLOWS
<P>
         FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000
                   AND 1999 AND FOR THE
       CUMULATIVE PERIOD DECEMBER 23, 1999 (INCEPTION)
                  TO SEPTEMBER 30, 2000
<P>
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
<P>
     During the period from December 23, 1999 (inception) toSeptember 30, 2000, the Company did not pay any interest.
<P>
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING
ACTIVITIES
<P>
     The Company entered into the following non-cash transaction:
<P>
On December 23, 1999, the Company issued 10,000,000 shares of common stock in consideration of management services to I-Incubator.com, Inc. formerly known as Master Communications, Corp. The transaction was valued at$100. (see note 7 and 8).
<P>

                          i-AEROBIDS.COM, INC.
             COMPUTATION OF WEIGHTED AVERAGE NUMBER OF SHARES
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000
                       INCREASE                               DAYS                 SHARE
DATE                   DECREASE          OUTSTANDING          OUTSTANDING          DAYS
-----------------------------------------------------------------------------------------
January 1, 2000              0          10,000,000            273          2,730,000,000
<P>
September 30, 2000           0          10,000,000              0                      0
<P>
September 30, 2000                                            273          2,730,000,000
                       ==================================================================
WEIGHTED SHARES     10,000,000
<P>

                                 i-AEROBIDS.COM, INC.
                   COMPUTATION OF WEIGHTED AVERAGE NUMBER OF SHARES
                    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999
                       INCREASE                               DAYS                 SHARE
DATE                   DECREASE          OUTSTANDING          OUTSTANDING          DAYS
-----------------------------------------------------------------------------------------
December 31, 1999                        10,000,000            8             80,000,000
<P>
December 31, 1999             0          10,000,000          274          2,740,000,000
<P>
September 30, 2000                       10,000,000            0                      0
                    =====================================================================
WEIGHTED SHARES           10,000,000
<P>

<P>
                    i-AEROBIDS.COM, INC.
<P>
               (A DEVELOPMENT STAGE COMPANY)
<P>
                NOTES TO FINANCIAL STATEMENTS
<P>
                   SEPTEMBER 30, 2000
<P>
NOTE 1 -       NATURE OF ORGANIZATION AND SUMMARY OF
               SIGNIFICANT ACCOUNTING POLICIES
-----------------------------------------------------
<P>
ORGANIZATION
<P>
i-Aerobids.com, Inc. ("the Company"), a wholly owned
subsidiary of i-Incubator.com, Inc., was incorporated on December 23, 1999 under the laws of the state of Delaware.
The Company's operations have been devoted primarily to structuring and positioning itself to take advantage of opportunities available in the internet industry. The
Company intends to grow through internal development,
strategic alliances and acquisitions of existing businesses.
The Company has the authority to issue 50,000,000 shares of common stock and intends to develop an auction website devoted entirely to aviation related parts and accessories.
The Company is a development stage company that has had
limited activity.
<P>
MANAGEMENT DECISION NOT TO CONSOLIDATE
<P>
Statement of Financial Accounting Standards ("SFAS") No. 94,"Consolidation of All Majority Owned
Subsidiaries",encourages the use of consolidated financial statements between a parent company and its subsidiaries unless:
<P>
     a.     Control is likely to be temporary,
     b.     Control does not rest with the majority
            owner(s), or
     c.     Minority shareholders have certain approval or
            veto rights that allow them to exercise
            significant control over major management
            decisions in the ordinary course of business.
<P>
The management of i-Incubator.com intends to spin off the Company and believes that its control is temporary.
Therefore, management believes that separate financial statements are appropriate and properly reflect current operating results.
<P>
USE OF ESTIMATES
<P>
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and for the reporting period.
Accordingly, actual results could differ from those
estimates.
<P>
CASH AND CASH EQUIVALENTS
<P>
For purposes of reporting cash flows, the Company considers
all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.
<P>
                    i-AEROBIDS.COM, INC.
<P>
               (A DEVELOPMENT STAGE COMPANY)
<P>
                NOTES TO FINANCIAL STATEMENTS
<P>
                   SEPTEMBER 30, 2000
<P>
NOTE 1 -       NATURE OF ORGANIZATION AND SUMMARY OF
               SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------
<P>
CARRYING VALUES
<P>
The Company reviews the carrying values of its long-lived
and identifiable intangible assets for possible impairment. Whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable, the Company will reduce the carrying value of the assets and charge operations in the period the impairment occurs.
<P>
INCOME TAXES
<P>
The Company utilizes SFAS No. 109, "Accounting for Income Taxes", which requires the recognition of deferred tax assets and liabilities for the expected future tax
consequences of events that have been included in financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in
future years of differences between the tax basis of assets
and liabilities and their financial reporting amounts at
each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.  The accompanying
financial statements have no provisions for deferred tax
assets or liabilities because the deferred tax allowance
offsets the deferred tax asset in its entirety.
<P>
NET LOSS PER SHARE
<P>
The Company has adopted SFAS No. 128 "Earnings Per Share".
Basic loss per share is computed by dividing the loss
available to common shareholders by the weighted-average
number of common shares outstanding.  Diluted loss per share is computed in a manner similar to the basic loss per share, except that the weighted-average number of shares outstanding is increased to include all common shares,
including those with the potential to be issued by virtue of warrants, options, convertible debt and other such convertible instruments. Diluted earnings per share contemplates a complete conversion to common shares of all convertible instruments, only if they are dilutive in nature
with regards to earnings per share.   Since the Company has
incurred a net loss since its inception and there are no convertible instruments, basic loss per share and diluted loss per share are the same.
<P>
STOCK COMPENSATION
<P>
The Company has adopted SFAS No. 123 "Accounting for Stock-Based Compensation." SFAS No. 123 encourages the use of the fair market method to account for transactions involving
stock based compensation that are entered into for fiscal
years beginning after December 15, 1995.  Under the fair
value method, the issuance of equity instruments to non-employees in exchange for goods or services should be accounted for based on the fair value of the goods or
services received or the fair value of the income
instruments issued, whichever is more reliably measured.
<P>
NOTE 2 -       RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
---------------------------------------------------------
<P>
In June 1997, the Financial Accounting Standards
Board("FASB") issued SFAS No. 130, "Reporting Comprehensive Income". This SFAS requires companies to classify items of other comprehensive income by their nature in financial statements and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.  SFAS No. 130 is effective
for financial statements issued for fiscal years beginning
after December 15, 1997.  Management believes that SFAS No.
130 does not affect the Company's financial statements.
<P>
In June 1997, the FASB issued SFAS No. 131, "Disclosure
About Segments of an Enterprise and Related Information".
This SFAS established additional standards for segment
reporting in financial statements and is effective for
financial statements issued for fiscal years beginning after December 15, 1997. Management believes that SFAS No. 131 does not affect the Company's financial statements.
<P>
In April 1998, the American Institute of Certified Public Accountants issued Statement of Position No. 98-5,"Reporting for Costs of Start-Up Activities" ("SOP 98-5"). Pursuant to
this statement, the Company is required to expense all
start-up costs related to new operations.
<P>
SFAS No. 133, "Accounting for Derivative Instruments and
Hedging Activities", is effective for financial statements issued for fiscal years beginning after June 15, 1999. SFAS
No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Management believes that SFAS No. 133 does not affect the Company's financial statements.
<P>
SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by Mortgage Banking Enterprises",is effective for financial statements issued in the first fiscal quarter beginning after December 15, 1998. This SFAS does not affect the Company's financial statements.
<P>
SFAS No. 135, "Rescission of FASB Statement No. 75 and
Technical Corrections", is effective for financial
statements issued for fiscal years beginning February 1999.
This SFAS does not affect the Company's financial
statements.
<P>
NOTE 3 -       DEVELOPMENT STAGE OPERATIONS AND GOING
               CONCERN MATTERS
-------------------------------------------------------
<P>
The Company's initial activities have been devoted to
developing a business plan, negotiating contracts and
raising capital for future operations and administrative
functions.
<P>
The ability of the Company to achieve its business
objectives is contingent upon its success in raising
additional capital until such time as adequate revenues are realized from operations.
<P>
                    i-AEROBIDS.COM, INC.
<P>
               (A DEVELOPMENT STAGE COMPANY)
<P>
                NOTES TO FINANCIAL STATEMENTS
<P>
                   SEPTEMBER 30, 2000
<P>
NOTE 3 -       DEVELOPMENT STAGE OPERATIONS AND GOING
               CONCERN MATTERS (CONT'D)
-------------------------------------------------------
<P>
The accompanying financial statements have been prepared on
a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, development stage losses from December23, 1999 (inception)
to September 30, 2000 aggregated($7,245).  The Company's
cash flow requirements during this period have been met by various accruals and stock based compensation in exchange for managerial services.  No assurance can be given that
these sources of financing will continue to be available.
If the Company is unable to generate profits, or unable to obtain additional funds for its working capital needs, it may have to cease operations.
<P>
The financial statements do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern.
<P>
NOTE 4 -     DEFERRED INCOME TAXES
-----------------------------------
<P>
The Company has a carry-forward loss for income tax purposes of $7,245 that may be offset against future taxable income.
The carry-forward loss expires in the year2019. Due to the uncertainty regarding the success of future operations, management has valued the deferred tax asset allowance at 100% of the related deferred tax asset. The deferred tax assets and valuation allowance as of September 30, 2000 and December 31, 1999 were as follows:
<P>

                                            2000                   1999
                                       ---------------------------------------
Deferred tax assets arising            $    1,090             $       540
<P>
Less:  Valuation allowance                 (1,090)                   (540)
<P>
Net Deferred Tax Asset                 $        0             $         0
<P>

<P>
NOTE 5 -     ACCRUED EXPENSES
------------------------------
<P>
Accrued expenses at September 30, 2000 and December 31, 1999 were as follows:

                                           2000                  1999
                                      -----------------------------------
Accrued professional fees            $    7,000             $    3,500
<P>
Total accrued liabilities            $    7,000             $    3,500
<P>

<P>
NOTE 6 -       LOANS AND ADVANCES - RELATED PARTIES
---------------------------------------------------
<P>
The Company has received funds from i-Incubator.com, Inc. to meet various working capital requirements. These loans and advances totaled $145 and are non-interest bearing and due on demand.
<P>
NOTE 7 -       STOCKHOLDER'S EQUITY
-----------------------------------
<P>
On December 23, 1999 the Company issued 100,000 restricted
common shares to i-Incubator.com, Inc.("Incubator"),
formerly known as Master Communications Corp., in
consideration for management services valued at $100.
Incubator is deemed to be a founder and affiliate of the
Company (see note 8).
<P>
NOTE 8 -       SUBSEQUENT EVENTS
---------------------------------
<P>
On October 10, 2000, the Company authorized a 100:1 forward
split of the Company's outstanding common stock$.0001par
value.  This transaction has been given retroactive effect
to December 23, 1999. After the split there were 10,000,000 restricted shares issued and outstanding with a par value of $.0001.
<P>
On October 25, 2000, the Company executed a note payable to
Atlas Equity Group, Inc., a related party, the principal sum of $3,000 at a rate of 10% per annum.  The entire principal
amount and accrued interest in due and payable on January
24, 2001.
<P>
<P>
                     i-AEROBIDS.COM, INC.
<P>
               (A DEVELOPMENT STAGE COMPANY)
<P>
                   FINANCIAL STATEMENTS
<P>
                    DECEMBER 31, 1999
<P>
                    TABLE OF CONTENTS
<P>
INDEPENDENT AUDITORS' REPORT                             1
<P>
BALANCE SHEETS                                           2
<P>
STATEMENT OF OPERATIONS                                  3
<P>
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY             4
<P>
STATEMENT OF CASH FLOWS                                5-6
<P>
NOTES TO FINANCIAL STATEMENTS                         7-13
<P>
              INDEPENDENT AUDITORS' REPORT
<P>
To the Stockholder and
 Board of Directors
i-Teleco.com, Inc.
(a development stage company)
Miami, Florida
<P>
We have audited the accompanying balance sheets of i-Aerobids.com, Inc., a development stage company), as of
December 31, 1999 and the related statements of operations, changes in stockholder's equity (deficit) and cash flows for the periods December 23, 1999 (inception) to
December31,1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.
<P>
We conducted our audits in accordance with generally
accepted auditing standards.  Those standards require that
we plan and perform the audits to obtain reasonable
assurance about whether the financial statements are free of
material misstatement.   An audit includes examining, on a
test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe the audits provide a reasonable basis for our opinion.
<P>
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of i-Aerobids.com, Inc. as of December 31, 1999 and the results of its operations and its cash flows for the period then ended, in conformity with generally accepted accounting principles.
<P>
The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company is a development stage company. The realization of its assets is dependent upon its ability to meet its future financing requirements, and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.
<P>
Berenfeld, Spritzer, Shechter and Sheer
Miami, Florida
September 18, 2000
<P>

                              i-AEROBIDS.COM, INC.
<P>
                         (A DEVELOPMENT STAGE COMPANY)
<P>
                                BALANCE SHEETS
<P>
                              DECEMBER 31, 1999
<P>
                                    ASSETS
                                                       DECEMBER 31,
                                                          1999
                                                      -----------------
CURRENT ASSETS:
<P>
Cash                                                  $         0
                                                      ---------------------------------
TOTAL ASSETS                                          $         0
<P>                                                   =================================
LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)
<P>
CURRENT LIABILITIES:
<P>
     Accrued expenses payable                               3,500
                              ----------------------------------------------------------
<P>
STOCKHOLDER'S EQUITY (DEFICIT):
<P>
     Common Stock,  $.0001 par value,
      50,000,000 shares authorized,
      100,000 shares issued and
      outstanding respectively                                 10
     Additional paid-in capital                                90
     Deficit accumulated during
      the development stage                                (3,600)
                              ----------------------------------------------------------
      Total Stockholder's Equity
       (Deficit)                                           (3,500)
                              ----------------------------------------------------------
TOTAL LIABILITIES AND
  STOCKHOLDER'S EQUITY (DEFICIT)$                     $         0
                              ==========================================================
<P>
The accompanying notes are an integral part of these financial statements

                                  i-AEROBIDS.COM, INC.
<P>
                            (A DEVELOPMENT STAGE COMPANY)
<P>
                               STATEMENTS OF OPERATIONS
                  FOR THE PERIOD DECEMBER 23, 1999 (INCEPTION)
                                TO DECEMBER 31, 1999
DEVELOPMENT STAGE REVENUES       $          0
                             -------------------------
DEVELOPMENT STAGE EXPENSES:
     Amortization                         100
     Accounting                         2,500
     Legal fees                         1,000
                             -------------------------
Total development stage expenses        3,600
                             -------------------------
DEFICIT ACCUMULATED DURING
     THE DEVELOPMENT STAGE     $       (3,600)
                            ===========================
LOSS PER SHARE:
     Basic                     $      (0.0360)
                            ===========================
     Diluted                            N/A
                            ===========================
<P>
Weighted-average of common
     shares outstanding              100,000
                           ============================
<P>
The accompanying notes are an integral part of these financial statements

                                  i-AEROBIDS.COM, INC.
<P>
                            (A DEVELOPMENT STAGE COMPANY)
<P>
                  STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY (DEFICIT)
<P>
            FOR THE PERIOD DECEMBER 23, 1999 (INCEPTION) TO DECEMBER 31, 1999
                                                                     DEFICIT
                                                                     ACCUMULATED
                                                    ADDITIONAL       DURING THE
                              COMMON STOCK          PAID-IN          DEVELOPMENT
                          SHARES          AMOUNT    CAPITAL          STAGE          TOTAL
                         -----------------------------------------------------------------
Balance, December 23, 1999
     (inception)                  0       $      0   $          0     $      0    $     0
<P>
Common stock issued to related
 party for management
 services                   100,000             10             90            0        100
<P>
Deficit accumulated during the
 development stage for the
 period December 23, 1999
 (inception)
 to December 31, 1999             0              0              0      (3,600)     (3,600)
                         -----------------------------------------------------------------
Balance,
 December 31, 1998          100,000             10             90      (3,600)     (3,500)
                         =================================================================
<P>
The accompanying notes are an integral part of these financial statements

<P>

                                 i-AEROBIDS.COM, INC.
<P>
                          (A DEVELOPMENT STAGE COMPANY)
<P>
                             STATEMENTS OF CASH FLOWS
<P>
                   FOR THE PERIOD DECEMBER 23, 1999 (INCEPTION)
<P>
                             TO DECEMBER 31, 1999
<P>
                          INCREASE (DECREASE) IN CASH
OPERATING ACTIVITIES:
<P>
  Deficit accumulated during the
   development stage                        $       (3,600)
<P>
  Adjustments to reconcile net loss to
   net cash used by operations:
     Amortization                                      100
     Increase in accrued expenses                    3,500
                           ------------------------------------
      Net Cash Used for
      Operating Activities                               0
                           ------------------------------------
INVESTING ACTIVITIES:
     Net Cash Used for
      Investing Activities                               0
                           ------------------------------------
FINANCING ACTIVITIES:
     Net Cash Provided by
       Financing Activities                              0
                           -------------------------------------
INCREASE IN CASH                                         0
                           -------------------------------------
CASH, BEGINNING OF PERIOD                                0
                           -------------------------------------
CASH, END OF PERIOD                          $           0
                           =====================================
<P>
The accompanying notes are an integral part of these financial statements

<P>
                     i-TELECO.COM, INC.
<P>
               (A DEVELOPMENT STAGE COMPANY)
<P>
                  STATEMENTS OF CASH FLOWS
<P>
          FOR THE YEARS ENDED DECEMBER 31, 1999
                   AND 1998 AND FOR THE
       CUMULATIVE PERIOD DECEMBER 23, 1999 (INCEPTION)
                  TO DECEMBER 31, 1999
<P>
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
<P>
     During the period ended December 31, 1999 the Company did not pay any interest.
<P>
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING
ACTIVITIES
<P>
     The Company entered into the following non-cash
transaction:
<P>
     During the period ended December 31, 1999, the Company issued 100,000 shares of common stock in consideration of management services to I-Incubator.com, Inc. formerly known as Master Communications, Corp. The transaction was valued at $100. (see note 6).
<P>
<P>
                     i-AEROBIDS.COM, INC.
<P>
                (A DEVELOPMENT STAGE COMPANY)
<P>
                NOTES TO FINANCIAL STATEMENTS
<P>
                     DECEMBER 31, 1999
<P>
NOTE 1 -  NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT
          ACCOUNTING POLICIES
-----------------------------------------------------------
<P>
ORGANIZATION
<P>
i-Aerobids.com, Inc. ("the Company"), a wholly owned subsidiary of i- Incubator.com, Inc. ("Incubator"), was incorporated on December 23, 1999, under the laws of the State of Delaware. The Company's operations have been devoted primarily to structuring and positioning itself to take advantage of opportunities available in the internet industry. The Company intends to grow through internal development, strategic alliances and acquisitions of
existing business.   The Company has the authority to issue
50,000,000 shares of common stock and intends to develop an auction website devoted entirely to aviation related parts and accessories. The Company is a development stage company and has had limited activity.
<P>
MANAGEMENT DECISION NOT TO CONSOLIDATE
<P>
Statement of Financial Accounting Standards ("SFAS") No. 94, "Consolidation of All Majority Owned Subsidiaries", encourages the use of consolidated financial statements between a parent company and its subsidiaries unless:
<P>
     a.     Control is likely to be temporary,
     b.     Control does not rest with the majority
            owner(s), or
     c. Minority shareholders have certain approval or veto rights that allow them to exercise significant control over major management decisions in the ordinary course of business.
<P>
The management of i-Incubator intends to spin off the Company and believes that its control is temporary. Therefore, management believes that separate financial statements are appropriate and properly reflect current operating results.
<P>
                     i-AEROBIDS.COM, INC.
<P>
              (A DEVELOPMENT STAGE COMPANY)
<P>
               NOTES TO FINANCIAL STATEMENTS
<P>
                    DECEMBER 31, 1999
<P>
NOTE 1 -  NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT
          ACCOUNTING POLICIES
-----------------------------------------------------------
<P>
USE OF ESTIMATES
<P>
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and for the reporting period. Accordingly, actual results could differ from those estimates.
<P>
CASH AND CASH EQUIVALENTS
<P>
For purposes of reporting cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.
<P>
CARRYING VALUES
<P>
The Company reviews the carrying values of its long-lived and identifiable intangible assets for possible impairment. Whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable, the Company will reduce the carrying value of the assets and charge operations in the period the impairment occurs.
<P>
INCOME TAXES
<P>
The Company utilizes SFAS No. 109, "Accounting for Income Taxes", which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when
<P>
                    i-AEROBIDS.COM, INC.
<P>
             (A DEVELOPMENT STAGE COMPANY)
<P>
              NOTES TO FINANCIAL STATEMENTS
<P>
                    DECEMBER 31, 1999
<P>
NOTE 1 - NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)
-----------------------------------------------------------
<P>
INCOME TAXES (CONT'D)
<P>
necessary to reduce deferred tax assets to the amount expected to be realized. The accompanying financial statements have no provisions for deferred tax assets or liabilities because the deferred tax allowance offsets the deferred tax asset in its entirety.
<P>
NET LOSS PER SHARE
<P>
The Company has adopted SFAS No. 128 "Earnings Per Share". Basic loss per share is computed by dividing the loss available to common shareholders by the weighted-average number of common shares outstanding. Diluted loss per share is computed in a manner similar to the basic loss per share, except that the weighted-average number of shares outstanding is increased to include all common shares, including those with the potential to be issued by virtue of warrants, options, convertible debt and other such convertible instruments. Diluted earnings per share contemplates a complete conversion to common shares of all convertible instruments, only if they are dilutive in nature
with regards to earnings per share.   Since the Company has
incurred net losses since its inception and there are no convertible instruments, basic loss per share and diluted loss per share are the same.
<P>
FAIR VALUE OF FINANCIAL INSTRUMENTS
<P>
SFAS No. 107 "Disclosures about Fair Value of Financial Instruments" requires the disclosure of the fair value of financial instruments. The Company's management, using available market information and other valuation methods, has determined the estimated fair value amounts of its financial instruments. However, considerable judgment is required to interpret market data in developing estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange.
<P>
                  i-AEROBIDS.COM, INC.
<P>
             (A DEVELOPMENT STAGE COMPANY)
<P>
              NOTES TO FINANCIAL STATEMENTS
<P>
                   DECEMBER 31, 1999
<P>
NOTE 2 -  RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
---------------------------------------------------
<P>
In June, 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income". This SFAS requires companies to classify items of other comprehensive income by their nature in financial statements and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for financial statements issued for fiscal years beginning after December 15, 1997. Management believes that SFAS No. 130 does not affect the Company's financial statements.
<P>
In June, 1997, the FASB issued SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information". This SFAS established additional standards for segment reporting in financial statements and is effective for financial statements issued for fiscal years beginning after December 15, 1997. Management believes that SFAS No. 131 does not affect the Company's financial statements.
<P>
In April, 1998, the American Institute of Certified Public Accountants issued Statement of Position No. 98-5, "Reporting for Costs of Start-Up Activities" ("SOP 98-5"). Pursuant to this statement, the Company is required to expense all start-up costs related to new operations.
<P>
SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", is effective for financial statements issued for fiscal years beginning after June 15, 1999. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Management believes that SFAS No. 133 does not affect the Company's financial statements.
<P>
SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by Mortgage Banking Enterprises", is effective for financial statements issued in the first fiscal quarter beginning after December 15, 1998. This SFAS does not affect the Company's financial statements.
<P>
                   i-AEROBIDS.COM, INC.
<P>
             (A DEVELOPMENT STAGE COMPANY)
<P>
             NOTES TO FINANCIAL STATEMENTS
<P>
                  DECEMBER 31, 1999
<P>
NOTE 2 -  RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (CONT'D)
-----------------------------------------------------------
<P>
SFAS No. 135, "Rescission of FASB Statement No. 75 and Technical Corrections", is effective for financial statements issued for fiscal years beginning February, 1999. This SFAS does not affect the Company's financial statements.
<P>
NOTE 3 -  DEVELOPMENT STAGE OPERATIONS AND GOING CONCERN
          MATTERS
---------------------------------------------------------
<P>
The Company's initial activities have been devoted to developing a business plan, negotiating contracts and raising capital for future operations and administrative functions.
<P>
The ability of the Company to achieve its business objectives is contingent upon its success in raising additional capital until such time as adequate revenues are realized from operations.
<P>
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, development stage losses from December 23, 1999 (inception) to December 31, 1999 aggregated ($3,600). The Company's cash flow requirements during this period have been met by contributions of capital and debt financing. No assurance can be given that these sources of financing will continue to be available. If the Company is unable to generate profits, or unable to obtain additional funds for its working capital needs, it may have to cease operations.
<P>
The financial statements do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern.
<P>
                    i-AEROBIDS.COM, INC.
<P>
              (A DEVELOPMENT STAGE COMPANY)
<P>
               NOTES TO FINANCIAL STATEMENTS
<P>
                    DECEMBER 31, 1999
<P>
NOTE 4 -     DEFERRED INCOME TAXES
------------------------------------
<P>
The Company has a carry-forward loss for income tax purposes of $3,600 that may be offset against future taxable income. The carry-forward loss expires at various times through the year 2019. Due to the uncertainty regarding the success of future operations, management has valued the deferred tax asset allowance at 100% of the related deferred tax asset. The deferred tax asset and valuation allowance as of December 31, 1999 were as follows:

                                                          1999
                                       ----------------------------------------
Deferred tax assets arising                         $       540
 from net operating loss
<P>
Less:  Valuation allowance                                 (540)
                                       ----------------------------------------
Net Deferred Tax Asset                              $         0
                                       ========================================

<P>
NOTE 5 -     ACCRUED EXPENSES
-----------------------------
<P>
Accrued expenses at December 31, 1999 are as follows:
<P>
Accrued accounting fees $   2,500
Accrued legal fees          1,000
                        -----------
Total                   $   3,500
                        ===========
<P>
NOTE 6 -     DUE TO AFFILIATE - RELATED PARTY
----------------------------------------------
<P>
As of December 23, 1999, the Company issued 100,000 restricted common shares to i-Incubator.com, Inc.
("Incubator") formerly known as Master Communications Corp., in consideration for management services valued at $100. Incubator is deemed to be a founder and affiliate of the Company.
<P>
                       PART III
<P>
Item 1.  Index to Exhibits
<P>
Exhibit Number             Description
<P>
Exhibit 3(i)               Articles of Incorporation and
                           Amendments
<P>
Exhibit 3(ii)              By-laws
<P>
                      Signatures
<P>
In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto
duly authorized.
<P>
                        I-AEROBIDS.COM, INC.
<P>
                        /s/ Jamee M. Kalimi
                        ----------------------------
                        By: JAMEE M. KALIMI
                        Title: President and Director
<P>
Date: November 28, 2000